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                            May 12, 2021

       Jeffrey Standen
       Chief Executive Officer, Principal Executive Officer, and Director Sino American Oil Company
       2123 Pioneer Avenue
       Cheyenne, WY 82001

                                                        Re: Sino American Oil
Company
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 29,
2021
                                                            File No. 024-11489

       Dear Mr. Standen:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Risk Factors
       The price of shares of our common stock may fluctuate wildly..., page 12

   1. We note your response to our prior comment 22 and risk factor disclosing that prior to
                                                        February 2021, the
market price of your common stock was approximately $2.00 per share. Please revise
your risk factor to provide additional context by
                                                        including quantitative
information regarding the historical OTC market price of your common stock. In this
regard, we note your disclosure on page 30 reflecting a high and low of $20.00 per share
and $0.99 per share, respectively, during the second quarter of
                                                        2020.
 Jeffrey Standen
Sino American Oil Company
May 12, 2021
Page 2
Us of Proceeds, page 13

2. Please expand your disclosures to present use of proceeds based on the sale of 75%, 50%
      and 25% of the shares offered for sale in this offering.
3. We note your response to prior comment 5 that there are no contingency expenses.
      However, you allocated $2,500,000 to "Contingency (5%)" in the use of proceeds table.
      Please provide a footnote to describe what other expenses are considered under contingency.
Management   s Discussion and Analysis and Results of Operations
Company's Plan of Operation, page 18

4. We note that disclosure in Form 1-A as amended on April 29, 2021 does not indicate that you currently own interests in any oil and gas properties, production or reserves. We also note that your response to prior comment 19 indicates that you have no current plans to execute a Letter of Intent and are still in the due diligence phase regarding your probable acquisition of oil and gas interests in the Kaybob South Field and Grand Prairie area assets. Therefore, please remove the references to a NI 51-101 evaluation on page 19 and
      the    Evaluation of Reserves and Resources of Oil and Gas Properties,
Kaybob South Field
      Alberta    in Section III Exhibits under the section entitled
Description of Property    on
      page 21 and the estimates of daily production, net revenue/cashflow per month and cashflow valuation as of December 31, 2023 presented on pages 19 through 20.
       For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Steve Lo, Staff Accountant, at
(202) 551-3394 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A.
Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal
Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Standen
                                                           Division of
Corporation Finance
Comapany NameSino American Oil Company
                                                           Office of Energy &
Transportation
May 12, 2021 Page 2
cc:       Matthew McMurdo, Esq.
FirstName LastName